UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

SCHEDULE TO
(Rule 14-d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)
____________________________

Liberty All-Star Growth Fund, Inc.
---------------------------------------------------------------------------------------------------------------------------------
(Name of Subject Company (Issuer))

Bulldog Investors General Partnership
------------------------------------------------------------------------------------------------------------
(Names of Filing Person (Offerer))

Common Stock, $0.10 par value
---------------------------------------------------------------------------------------------------------------------------------
(Title of Class of Securities)

529900102
---------------------------------------------------------------------------------------------------------------------------------
(CUSIP Number of Class of Securities)

---------------------------------------------------------------------------------------------------------------------------------

Bulldog Investors General Partnership
Park 80 West, 250 Pehle Avenue, Suite 708
Saddle Brook, NJ 07663
Telephone: (201) 556-0092
---------------------------------------------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of a Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Louis Gambino, Esq.
Cahill/Wink LLP
60 Railroad Place, Suite 202
Saratoga Springs, New York 12866
(518) 584-1991

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$19,600,000	$1,397.48

* Estimated for purposes of calculating the filing fee only. This amount was determined by multiplying 5,000,000 shares of common stock of Liberty All-Star Growth Fund, Inc. (“ASG”), which represents the estimated maximum number of shares of common stock of ASG to be acquired in the tender offer, by a price per share of $3.92, which represents 91% of the net asset value per share at April 9, 2010.

** The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by .00007130.

☑  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,397.48	Filing Party: Bulldog Investors General Partnership

Form or Registration No.: Schedule TO-T	Date Filed: April 12, 2010

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑  third-party tender offer subject to Rule 14d-1

☐  issuer tender offer subject to Rule 13e-4

☐  going-private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☑

SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the “Schedule TO”) originally filed with the Securities and Exchange Commission on April 12, 2010, by Bulldog Investors General Partnership, a New York general partnership (“BIGP”).  The Schedule TO relates to the offer by BIGP to purchase up to 5,000,000 of the outstanding shares of common stock, $0.10 par value (the “Shares”), of Liberty All-Star Growth Fund, Inc., a Maryland corporation (“ASG”), at a price per share, net to the seller in cash (subject to a $50 processing fee that BIGP will charge for processing each Letter of Transmittal, applicable withholding taxes and any brokerage fees that may apply), without interest thereon, equal to 91% of the net asset value (“NAV”) per Share determined as of the close of the regular trading session of the New York Stock Exchange, on the Expiration Date (the “Pricing Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 12, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the “Offer”).  All capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Schedule TO.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO.

This Amendment No. 1 is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes BIGP’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares BIGP acquired in the Offer.

The information set forth in the Offer to Purchase is incorporated by reference to all the items of this Amendment No. 1.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.  Additional Information

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

    “The Offer expired at 5:00 p.m., New York City time, on Monday, May 10, 2010.  All of the conditions to the Offer have been satisfied.  Accordingly, on May 10, 2010, BIGP accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.  The Depository Trust Company has advised BIGP that, as of the expiration of the Offer, a total of approximately 841,015 Shares were validly tendered and not withdrawn, representing approximately 2.8% of the Shares outstanding.  Upon completion of the Offer, BIGP will hold an aggregate of approximately 3,826,749 Shares, or approximately 12.72% of the total outstanding Shares.

On May 11, 2010, BIGP issued a press release announcing the expiration of the Offer.   The full text of the press release issued by BIGP is set forth as Exhibit (a)(1)(G) hereto and is incorporated by reference herein.”

Item 12.  Exhibits

 Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(G)	Press Release Issued by BIGP, dated May 11, 2010, Announcing the Expiration of the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May 11, 2010
BULLDOG INVESTORS GENERAL PARTNERSHIP

By: KIMBALL & WINTHROP, INC., general partner

By: /s/ PHILLIP GOLDSTEIN

Name: Phillip Goldstein
Title: President

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(A)	Offer to Purchase, dated April 12, 2010.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(F)	Press Release Issued by BIGP, dated April 12, 2010, Announcing the Commencement of the Offer.*

(a)(1)(G)	Press Release Issued by BIGP, dated May 11, 2010, Announcing the Expiration of the Offer.

*Previously filed.